Exhibit 10.6
Execution Version
COAL SUPPLY AGREEMENT
     This Coal Supply Agreement (this “Agreement”) is made and entered into as of October 22, 2007 (the “Execution Date”) by and between COALSALES II, LLC, FORMERLY KNOWN AS PEABODY COALSALES COMPANY (hereinafter “COALSALES II”), and PATRIOT COAL SALES LLC, a Delaware limited liability company (“Patriot”).
RECITALS:
A.	COALSALES II currently purchases coal from one or more affiliates of Patriot for resale to COALSALES II’s customers (each such customer, an “End Customer”; and each contract for the sale of coal from COALSALES II to an End Customer, an “End Customer Contract”).

B.	Patriot operates one or more coal mines designated as approved sources as set forth in the the terms and conditions in Exhibit A attached hereto (such terms and conditions, the “Exhibit A Terms”); and such mine(s) have supplied coal to COALSALES II to enable COALSALES II to fulfill its supply obligations under the End Customer Contract(s).

C.	Immediately prior to the Effective Date (which, for purposes hereof, shall be October 31, 2007, and, when relevant, 11:59 p.m. on such date), COALSALES II and Patriot were both indirect subsidiaries of Peabody Energy Corporation. Commencing on or after the Effective Date, as a result of a spin-off transaction, Patriot will no longer be an indirect subsidiary of Peabody Energy Corporation.

D.	It is the intent of the parties to allow COALSALES II to continue to meet its obligations under the End Customer Contract(s) with respect to Specification “A” coal by purchasing Specification “A” coal from Patriot in accordance with the terms and conditions of this Agreement.
AGREEMENT:
     NOW, THEREFORE, COALSALES II and Patriot agree as follows:
1.	INCORPORATION OF EXHIBIT A TERMS
1.1	Incorporation of Exhibit A Terms. It is the intent of the parties that, except where expressly provided otherwise in the body this Agreement, the Exhibit A Terms (including the rights, obligations and benefits of “Seller” and “Buyer” thereunder) shall apply to Patriot as if Patriot were the named “Seller” thereunder, and to COALSALES II as if COALSALES II were the named “Buyer” thereunder. Accordingly, the Exhibit A Terms are hereby incorporated by reference into this Agreement, with the same force and effect as if fully set forth herein, subject to the modifications thereto set forth below.

1.2	No Assignment or Privity. For the avoidance of doubt, this Agreement does not constitute a subcontract, delegation or assignment by COALSALES II of the End Customer Contract(s), and there will be no privity of contract between End Customer(s) and Patriot under or in respect of the End Customer Contract(s).

1.3	Communications For Scheduling, Transportation, and Related Activities. Patriot shall have the right, without obtaining the prior written consent of COALSALES II, to communicate directly with End Customer for any purposes and/or activities which by their nature require direct communication between Patriot and End Customer, such as scheduling and transportation, but expressly excluding any communications that a reasonable person would perceive as detrimental to COALSALES II’s interests under the End Customer Contract(s) including, without limitation, communications relating to pricing, amendments to the End Customer Contract(s), termination of the End Customer Contract(s), or any material modifications to price, quality, or quantity terms. Patriot shall promptly notify COALSALES II of all substantive communications exchanged between Patriot and End Customer in relation to the End Customer Contract(s). Where End Customer’s direct involvement is necessary to effectuate the scheduling and transportation of the coal, Patriot shall be responsible for making the necessary arrangements with End Customer to satisfy the obligations of COALSALES II under the End Customer Contract(s) that address the specific performance obligations expected from End Customer related to coal shipped to End Customer hereunder. Under no circumstances shall COALSALES II be liable to Patriot for damages of any kind arising out of or relating to End Customer’s failure to meet any of its obligations relating to the scheduling and transportation of coal; provided, that if Patriot has any claims or defenses arising under COALSALES II’s rights in connection with a failure of the End Customer to satisfy its performance obligations under the End Customer Contract(s), COALSALES II shall, subject to Section 1.6 hereof, use commercially reasonable efforts to pursue all such rights and defenses on Patriot’s behalf or for the benefit of Patriot.

1.4	Assumption of Rights, Remedies, Responsibilities and Obligations. In furtherance of the foregoing, Patriot hereby assumes toward COALSALES II all obligations and responsibilities that the “Seller” has toward the “Buyer” under the Exhibit A Terms; and COALSALES II will have the benefit of all rights and remedies against Patriot that the “Buyer” has against the “Seller” under the Exhibit A Terms, in each case subject to the modifications set forth below. Likewise, except for certain obligations for which End Customer may assume direct responsibility pursuant to separate communications between Patriot and End Customer as set forth in Sections 1.3 and 4.3 hereof, COALSALES II hereby assumes toward Patriot all obligations and responsibilities that the “Buyer” has toward the “Seller” under the Exhibit A Terms; and Patriot will have the benefit of all rights and remedies against COALSALES II that the “Seller” has against the “Buyer” under the Exhibit A Terms, in each case subject to the modifications set forth below. For the sake of clarity, the Exhibit A Terms, as modified by the body of this Agreement, will apply to Specification “A” coal that is resold by COALSALES II.

1.5	Conflicting Terms. If there is a conflict or inconsistency between a provision of the Exhibit A Terms and a provision of the body of this Agreement, the provision of the body of this Agreement will control.

1.6	Legal Proceedings. In addition to all other rights and remedies available under this Agreement, including the Exhibit A Terms, the following shall apply:
(a)	COALSALES II will use commercially reasonable efforts to defend its rights against End Customer(s) under the End Customer Contract(s) and to pursue all necessary legal action to enforce its rights against End Customer(s) under the End Customer Contract(s); provided, however, that COALSALES II shall have the right, in its sole discretion, to determine whether or not it will pursue or defend a given legal action; and in the event COALSALES II determines not to pursue or defend a given legal action, it shall notify Patriot of such determination. COALSALES II agrees that in the course of defending or pursuing its rights against End Customer(s) under the End Customer Contract(s) that it will exercise commercially reasonable efforts to avoid taking any actions that it knows or would reasonably be expected to know would be detrimental to Patriot without first advising Patriot of such actions. Notwithstanding the foregoing, nothing in this Section 1.6(a) will be construed to limit any right that Patriot may have against COALSALES II under this Agreement as a result of such action by, or inaction of, COALSALES II.

(b)	If the parties are co-defendants in any legal proceeding arising out of the End Customer Contract(s), the parties agree to work together in good faith and in the spirit of mutual cooperation to defend such action in a manner beneficial to both parties, provided, that each party shall have the right to engage counsel of its choosing, and will bear the costs of its own legal defense.
2.	COAL PREPAYMENT 2008-2011
2.1	Monthly Prepayment; Prepayment Supply Period. As consideration for Patriot’s entering in to this Agreement, subject to fulfillment by Patriot of its obligations hereunder, and as additional consideration for coal deliveries to be made during the period beginning January 1, 2008 and ending December 31, 2011 (the “Prepayment Supply Period”), COALSALES II shall pay to Patriot forty eight (48) equal, monthly, non-refundable payments in the amount of $1,041,666 (each a “Monthly Prepayment”), beginning on December 20, 2007 and continuing through November 20, 2011. Each Monthly Prepayment shall represent consideration for the coal deliveries made to COALSALES II during the month of the Prepayment Supply Period immediately following the month in which such Monthly Prepayment is due and payable. (By way of example, the Monthly Prepayment made on December 20, 2007 shall represent consideration for the coal deliveries made during January, 2008 of the Prepayment Supply Period, and each Monthly Prepayment thereafter shall likewise be applied as consideration for each consecutive month of the Prepayment Supply Period). In the event no coal deliveries are made during a given month of the Prepayment Supply Period, the Monthly Prepayment made with respect to that month shall not be refunded, but shall be applied as additional consideration for coal deliveries made during the following month of the Prepayment Supply Period. The Monthly Prepayments shall entitle COALSALES II to a first priority right for production for quantities to be delivered under this Agreement from the sources and reserves of coal for Specification “A” coal shown on Exhibit 1 of the Exhibit A Terms, except, that if Patriot experiences an event of force majeure, as that term is described in Article XII of the Exhibit A Terms, deliveries shall be distributed in accordance with the terms of Article XII of the Exhibit A Terms. For the avoidance of doubt, the Monthly Prepayment is in addition to, and shall not serve as a reduction of, any amounts due and payable by COALSALES II under Sections 4.7 and 4.8.

2.2	Taxes and Royalties. If at any point in time Patriot notifies COALSALES II in writing that it is obligated to pay federal, state or local taxes (except for taxes on Patriot’s income or property), or private royalties as a result of a Monthly Prepayment received, then COALSALES II shall promptly reimburse Patriot for all such taxes or royalties assessed against and actually paid by Patriot related to such Monthly Prepayment.
3.	GENERAL MODIFICATIONS TO EXHIBIT A TERMS

The purpose of this Agreement is to allow COALSALES II to continue to meet its obligations under the End Customer Contract(s) with respect to Specification “A” coal by purchasing Specification “A” coal from Patriot in accordance with the terms and conditions agreed to hereunder. Accordingly, this Agreement will be construed and performed in furtherance of such purpose notwithstanding that the parties may not have adequately modified the Exhibit A Terms.

The following provisions of this Article 3 set forth general modifications to be made to, and rules of construction to be applied to, the Exhibit A Terms.
3.1	Notices and Information. To the extent certain provisions of the Exhibit A Terms require that the “Buyer” or the “Seller” provide the other with notice within a period of two (2) business days or less, for purposes of incorporating such requirement into this Agreement, each party hereto shall use commercially reasonable efforts to promptly relay such notice to the other party, taking into consideration the notice requirement under the Exhibit A Terms. In all other situations under the Exhibit A Terms requiring the “Buyer” to provide notice or information to the “Seller” within a period of time greater than two (2) business days, for purposes of incorporating such requirement into this Agreement, such period of time shall be extended by two (2) business days to account for the possibility that End Customer(s) may not provide such notice or information to

COALSALES II under the End Customer Contract(s) until the end of the specified period, provided, however, that upon receipt of any notice given by End Customer, COALSALES II will use commercially reasonable efforts to promptly forward such notice to Patriot. Likewise, except for any provisions under the Exhibit A Terms requiring two (2) business days’ or less notice, whenever the Exhibit A Terms require the “Seller” to provide notice or information to the “Buyer” within a specified period of time, for purposes of incorporating such requirement into this Agreement, such period of time shall be shortened by two (2) business days to enable COALSALES II sufficient time to provide the same notice or information to End Customer(s) under the End Customer Contract(s).

3.2	Confidentiality. To the extent that Patriot has possession or knowledge of the terms of existing End Customer Contract(s), Patriot covenants that during the term of this Agreement and continuing after termination of this Agreement until otherwise permitted in writing by COALSALES II, it will hold the End Customer Contract(s) and the information contained therein in strictest confidence and will protect the End Customer Contract(s) from any unauthorized disclosure. Except as expressly provided for herein, Patriot will not disclose to any third parties any information of any nature, specific or general, pertaining to the End Customer Contract(s), and will only disclose such information to those of its employees who have a need to know in order for Patriot to perform its obligations hereunder. In the event Patriot has a legitimate business and/or financial need to disclose the terms of the End Customer Contract(s) to a third party, Patriot shall promptly notify COALSALES II of the circumstances necessitating the need to disclose, and COALSALES II shall act in good faith and use commercially reasonable efforts to obtain the End Customer’s written consent to Patriot’s disclosure of the End Customer Contract(s) under those limited circumstances. The foregoing notwithstanding, either party may disclose the terms of this Agreement to such party’s lenders, counsel, accountants or prospective permitted purchasers, directly or indirectly, of all or substantially all of such party’s assets or of any rights under this Agreement, in each case who have agreed to keep such terms confidential, or in order to comply with any applicable law, order, regulation or exchange rule; provided, such party shall notify the other party of any proceeding of which it is aware which may result in disclosure and use reasonable efforts to prevent or limit the disclosure.

3.3	Audit and Inspection Rights. Whenever the End Customer Contract(s) grants End Customer(s) the right to conduct an audit or inspection of, or access to coal production facilities, processes, books, records, or otherwise, End Customer(s) will be entitled, as applicable, to enforce or exercise such audit, inspection and/or access rights against Patriot. If COALSALES II has the right under an End Customer Contract to conduct any inspections of an End Customer’s books, records, or premises, such right does not directly pass through to Patriot under this Agreement; however, Patriot may request such inspection rights from COALSALES II, and COALSALES II shall contact that End Customer and use commercially reasonable efforts to obtain that End Customer’s consent to such request. In the event End Customer refuses Patriot’s request to inspect,

COALSALES II shall be obligated to promptly conduct the inspection on Patriot’s behalf and at Patriot’s sole expense, and shall report the results of such inspection to Patriot promptly upon completion, provided, that disclosure of such results does not violate the terms of confidentiality under the End Customer Contract(s). Notwithstanding the foregoing, this Section 3.3 does not eliminate or modify COALSALES II’s audit, inspection or access rights under the Exhibit A Terms with respect to Patriot or Patriot’s facilities, processes, books or records.

3.4	Rejected Deliveries. If, pursuant to the Exhibit A Terms, COALSALES II exercises its right to reject any non-conforming coal shipments or to suspend deliveries, COALSALES II shall, subject to the notice provisions set forth in Section 3.1 hereof, notify Patriot. Patriot will, at its sole expense, take all necessary measures to correct the conditions giving rise to the failure of the coal to conform to specifications under the Exhibit A Terms, and will reimburse COALSALES II for any and all costs and expenses incurred by COALSALES II as a result of Patriot’s shipment of non-conforming coal. COALSALES II and Patriot will work together in good faith to expeditiously resolve any disputes arising from non-conforming coal or suspended shipments. If, however, an End Customer exercises its right to hold COALSALES II in anticipatory breach of its End Customer Contract as a result of Patriot’s failure to provide conforming coal pursuant to this Agreement, and not as a result of any action or inaction of COALSALES II, Patriot shall indemnify COALSALES II in accordance with the terms of Section 3.8 hereof for any damages arising on or after the Effective Date hereof that are pursued by End Customer against COALSALES II by reason of such breach.

3.5	References to End Customer Contract(s). Notwithstanding anything in this Agreement to the contrary, references herein to the End Customer Contract(s) shall not expand Patriot’s liability to COALSALES II beyond the liability Patriot has to COALSALES II according to the terms and conditions of this Agreement.

3.6	Assignment. Neither party shall assign this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, either party may, without the need of consent from the other party (and without relieving itself from liability hereunder), (a) transfer, sell, pledge, encumber, or assign this Agreement or the account, revenues or proceeds hereof in connection with any financing or other financial arrangement; (b) transfer or assign this Agreement to an affiliate of such party; or (c) transfer or assign this Agreement to any person or entity succeeding to all or substantially all of the assets of such party by way of merger, reorganization, or otherwise, provided, however, that in each such case, any such assignee shall agree in writing to be bound by the terms and conditions hereof, and that no such assignment shall in any way relieve the assignor from liability or full performance under this Agreement.

3.7	Venue and Dispute Resolution. Subject to Article 6 of this Agreement, venue for the resolution of disputes between COALSALES II and Patriot under this

Agreement will lie exclusively in the federal courts of jurisdiction in the Eastern District of Missouri.

3.8	Indemnification. Subject to the limitations in Article XVIII of the Exhibit A Terms, each party hereto (as the “Indemnifying Party”) shall indemnify, defend and hold harmless the other party, its directors, officers, employees, agents and affiliates (collectively, the “Indemnified Party”) from and against any and all suits, actions, legal or administrative proceedings, claims, demands, actual damages, fines, punitive damages, losses, costs, liabilities, interest, and attorneys’ fees (including any such fees and expenses incurred in enforcing this indemnity) incurred by the Indemnified Party arising from a breach by the Indemnifying Party of its obligations to the Indemnified Party under this Agreement.

3.9	Specification “A” Coal and Sourcing. It is understood and agreed by the parties hereto that this Agreement applies solely to Specification “A” coal, as defined in the Exhibit A Terms, and such coal shall be supplied from the sources and reserves of coal for Specification “A” coal shown on Exhibit 1 of the Exhibit A Terms plus any additional sources approved pursuant to this Agreement.
4.	SPECIFIC MODIFICATIONS TO EXHIBIT A TERMS

The following provisions of this Article 4 set forth specific modifications to be made to specified provisions of the Exhibit A Terms. All references to sections or pages are to sections or pages of the Exhibit A Terms, unless specifically indicated otherwise.
4.1	Definitions. All defined terms in the Exhibit A Terms shall have the same meanings under this Agreement; and all capitalized terms herein that are not otherwise defined shall have the meaning ascribed to them in the Exhibit A Terms.

4.2	Article 1, Section 1 (Term of Agreement).
(a)	Original and Extended Terms. The Original Term (as defined in the Exhibit A Terms) when applied to this Agreement shall commence on the Effective Date hereof and continue until December 31, 2012. If it is determined that an existing End Customer has the valid right to extend its End Customer Contract, and if End Customer exercises such right, on or before January 1, 2012 to extend the term of that End Customer Contract (the “Extended Term”), then the term of this Agreement will likewise be extended for the same period of time. In such event, COALSALES II shall notify Patriot of the Extended Term and the volume of coal tonnage required under such Extended Term (if known) within 10 business days after COALSALES II’s receipt of End Customer’s notice to extend the term of its End Customer Contract.

(b)	Expiration of this Agreement. This Agreement will expire upon the later of (a) the end of the Original Term or (b) the end of the Extended Term, subject to earlier termination as provided under Section 4.2(c) hereof.

Following expiration of this Agreement, neither party hereto shall have, after the effective date of such expiration, any further obligation under this Agreement to the other, provided, however, that such expiration shall not affect any rights or obligations of each party existing under this Agreement for coal shipped or required to be shipped prior to the effective date of said expiration.

(c)	Early Termination of this Agreement. If COALSALES II exercises its rights under Article VI, Section 3(c)(i) or Article IX, Section 2 of the Exhibit A Terms to terminate this Agreement prior to the expiration of the Original Term or Extended Term, then (i) Article 2 and Sections 3.8 and 4.12 hereof shall survive termination of this Agreement and (ii) neither party hereto shall have, after the effective date of such early termination, any further obligation under this Agreement to the other, provided, however, that such early termination shall not affect any rights or obligations of each party existing under this Agreement for coal shipped prior to the effective date of said termination.
4.3	Article II (Quantities and Deliveries; Related Communications). For purposes of ensuring the seamless delivery of the coal to End Customer(s), Patriot shall comply with the Seller obligations under Article II of the Exhibit A Terms, including, without limitation, all requirements as to quantity, delivery, specifications, quality, loading, transport, delivery, and establishment of a demurrage account. For Specification “A” coal to be shipped to End Customer(s), all required notices and other communications related to the foregoing shall be made by Patriot directly to End Customer(s) within the stated notice period. In addition to its obligation to communicate directly with the End Customer(s) to fulfill the Seller obligations under Article II of the Exhibit A Terms, Patriot may, pursuant to Section 1.3 of this Agreement, exchange information directly with End Customer(s) at the address(es) provided to it by COALSALES II for purposes of coordinating transportation, scheduling, loading days, quantity, delivery and any other details for which End Customer(s) must have direct involvement. Subject to Section 1.3 hereof, Patriot agrees that any and all decisions made between Patriot and End Customer(s) as a result of such direct communications are outside of COALSALES II’s control, and as such, COALSALES II disclaims all responsibility for, and any and all liability for damages incurred by Patriot, or claimed against Patriot by End Customer(s), arising from the scheduling and transportation of the coal between End Customer(s) and Patriot. To the extent copies of any written communications under the End Customer Contract(s) in connection with scheduling, transportation and related activities are required by Patriot to perform its obligations hereunder, COALSALES shall provide Patriot with copies of such communications.

4.4	Article II, Section 1 (Quantity and Maximum Quantity Coal Purchases). The terms “Contract Year” and “Contract Half Year” when referenced under this Agreement shall have the same meaning ascribed to it under Article II, Section 1(a) of the Exhibit A Terms. The term “Quantity” when used under this

Agreement shall mean the amount of coal to be purchased by COALSALES II from Patriot under this Agreement for a particular Contract Half Year. For each Contract Half Year, the Quantity of coal purchased shall equal the quantity shown in the following chart with respect to that same Contract Half Year.
QUANTITY PURCHASES PER CONTRACT HALF YEAR:

CONTRACT YEAR	QUANTITY PER CONTRACT HALF YEAR
2007	288,000 tons
2008	1,600,250 tons
2009	1,412,500 tons
2010	1,412,500 tons
2011	1,412,500 tons
2012	1,412,500 tons
4.5	Article II, Sections 3 and 4 (Approved Rail and Barge Shipping Origins). Patriot shall comply at all times with the Exhibit A Terms regarding railcars and barges provided by End Customer, the approved rail and barge shipping origin(s) listed on Exhibit 1, Minimum Trainload Requirements and Maximum Load Limit Requirements of the Exhibit A Terms, all of which shall be communicated by COALSALES II to Patriot along with any changes thereto as requested by COALSALES II pursuant to its rights under this Agreement. Any penalties arising from Patriot’s failure to comply with the foregoing requirements, except those caused by End Customer, shall be paid by Patriot to COALSALES II who shall pass along such payments to End Customer. Any changes desired by Patriot to the approved rail or barge shipping origin(s) listed on Exhibit 1 of the Exhibit A Terms are subject to the prior written consent of COALSALES II, and all increased transportation, barging, and/or handling costs arising therefrom shall be borne solely by Patriot. If prior consent of End Customer is required for COALSALES II to make such change under the End Customer Contract, COALSALES II shall exercise commercially reasonable efforts to gain End Customer’s consent, and if such consent is obtained, COALSALES II will grant its consent to make the change under this Agreement.

4.6	Article III, Section 1(b) (Substitution Rights). Patriot may, at any time during the course of this Agreement, request the right to provide coal to COALSALES II from substitute sources, and COALSALES II shall have the right, in its sole discretion, to grant or deny such request, provided, however, that if COALSALES II is not fully utilizing the substitution rights provided to it under the End Customer Contract(s), the parties agree to meet periodically to discuss alternatives to optimize the substitution rights under the End Customer Contract(s) to the mutual benefit of the parties. Notwithstanding anything to the contrary in this Agreement, Patriot shall not have any liability nor have any obligation and/or responsibilities with respect to coal supplied by COALSALES II from sources other than Patriot under this Agreement to satisfy the delivery requirements under the End Customer Contract(s). For purposes of clarity, the Quantity of coal to be supplied under this Agreement shall not be reduced by deliveries of coal under the End Customer Contract(s) by COALSALES II from any sources not provided by Patriot. In addition, should End Customer claim a force majeure event under the End Customer Contract(s) during any period of time when COALSALES II is supplying coal from any sources not provided by Patriot under the End Customer Contract(s), then COALSALES II shall prorate among Patriot and such other sources any reduction in deliveries claimed by End Customer resulting from such force majeure event in proportion to the quantity of scheduled shipments from Patriot and such other sources during the period of the such force majeure event.

4.7	Article IV (Payment). For coal purchased hereunder that is shipped to End Customer(s) under existing End Customer Contract(s) having destination weights and analyses, promptly after receipt from End Customer(s) of weight, analytical, and pricing data for a given half-month, as required under the End Customer Contract(s), COALSALES II shall submit such information to Patriot; and Patriot shall, as soon as commercially practicable after receipt of such information, prepare and submit to COALSALES II the invoice for the half-month that corresponds to such information. For all other coal purchased hereunder, certified origin weights and analysis provided by Patriot shall govern payment and quality adjustments will be determined based upon formulas set forth in the Exhibit A Terms utilizing such certified origin weights and analyses. All invoices shall be submitted by Patriot directly to COALSALES II at the billing address(s) provided by COALSALES II (e.g. mail, facsimile and EDI as applicable), in accordance with the same procedures governing COALSALES II’s submission of invoices to End Customer under the Exhibit A Terms. COALSALES II shall have twenty two (22) calendar days after the close of such half-month to submit payment to Patriot. Patriot agrees that in the event of a payment dispute between COALSALES II and End Customer, it will cooperate fully with COALSALES II and will take all reasonable measures to assist COALSALES II in resolving any issues with End Customer relating to invoices, payment, and collection of all outstanding amounts due from End Customer.

4.8	Article VI, Sections 1 — 4 (Base Price and Base Price Adjustments).
(a)	Relationship of Monthly Prepayments to Price. For purposes of clarity, the Monthly Prepayment obligations of COALSALES II under Article 2 hereof shall not be credited against the Patriot Base Price or the Patriot Selling Price, nor shall the Patriot Base Price or the Patriot Selling Price be reduced as a consequence of the Monthly Prepayments made under Article 2.

(b)	Patriot Base Price During Original Term. The “Patriot Base Price” for quantities of Specification “A” coal purchased by COALSALES II hereunder during a given Contract Year in the Original Term shall equal the Patriot Base Price set forth in the following table:

PATRIOT BASE PRICE*
CONTRACT YEAR	(per ton)
2007	$45.000
2008	$51.249
2009	$52.080
2010	$52.080
2011	$45.000
2012	$45.000

*	Before adjustments for premiums, penalties and changes in law.
(c)	[Intentionally blank]

(d)	Patriot Selling Price During Original Term. The “Patriot Selling Price” per ton at which COALSALES II will purchase coal from Patriot under this Agreement during the Original Term will equal:
(i)	the Patriot Base Price per ton (as determined above under this Section 4.8),

(ii)	adjusted pursuant to Article VI of the Exhibit A Terms, and

(iii)	adjusted for quality pursuant to Section 4.10 of this Agreement.
4.9	Article VI, Section 3(c) (Changes in Law). With respect to changes of law occurring during the period from November 1, 2007 through and inclusive of December 31, 2008: (i) Base Price adjustments for changes in laws pursuant to Article VI, Section 3(c) of the Exhibit A Terms shall be made only to the extent that COALSALES II is able to recover such adjustments from End Customer(s) on an End Customer by End Customer basis; and (ii) COALSALES II shall use commercially reasonable efforts to obtain the consent of End Customer(s) to such adjustments. With respect to End Customer Contracts entered into after November 1, 2007, COALSALES II shall use commercially reasonable efforts to include in such contracts a right to adjust prices for changes in laws similar to Article VI, Section 3 of the Exhibit A Terms.

4.10	Article VII — Adjustment of Price for Quality. Premiums and penalties per ton to be paid or credited by COALSALES II to Patriot under this Agreement shall be calculated on the Base Price charged by COALSALES II to End Customer under the formulas set forth in Article VII of the Exhibit A Terms.

4.11	Article XIX (Notices). Notices provided for or required herein shall be given by postage prepaid, certified mail, addressed as follows:

Patriot Coal Sales LLC	COALSALES II, LLC
12312 Olive Boulevard, Suite 400	701 Market Street
St. Louis, Missouri 63141	St. Louis, Missouri 63101
Attention: General Counsel	Attention: Senior Vice President, Sales and Marketing
5.	PATRIOT SELLING PRICE DURING EXTENDED TERM
5.1	Scope of Article 5. This Article 5 governs the price of coal purchased by COALSALES II from Patriot under this Agreement during the Extended Term, if any. The price of coal purchased by COALSALES II from Patriot under this Agreement during the Original Term will be governed by Section 4.8.

5.2	Extended Term Pricing Periods. For purposes of determining the Market Price (as defined below), and consequently the Patriot Base Price and Patriot Selling Price, during the Extended Term, the Extended Term will be divided into the following three pricing periods:
(1)	The “First Extended Term Price Period” will commence upon the start of the Extended Term and, if the Extended Term is longer than 24 months, will end at the end of the 24th month of the Extended Term.

(2)	If the Extended Term is longer than 24 months, the “Second Extended Term Price Period” will commence upon the end of the First Extended Term Price Period and, if the Extended Term is longer than 48 months, will end at the end of the 48th month of the Extended Term.

(3)	If the Extended Term is longer than 48 months, the “Third Extended Term Price Period” will commence upon the end of the Second Extended Term Price Period and will end upon the expiration of the Extended Term.
The First, Second and Third Extended Term Price Periods will each be referred to herein as an “Extended Term Price Period”.

5.3	Determination of Market Price.
(a)	“Market Price” per ton of Specification “A” coal for each Extended Term Price Period will be determined: (i) by mutual agreement of the parties in accordance with Section 5.3(b) hereof during the First Negotiation Period (as defined in Section 5.3(b)(i) hereof); (ii) if the parties are unable to mutually agree upon a Market Price after the First Negotiation Period, then the Market Price will be determined by mutual agreement of the parties in accordance with Section 5.3(b) hereof during the Second Negotiation Period (as defined in Section 5.3(b)(ii) hereof); or (iii) if the parties are unable to mutually agree upon a Market Price after the Second Negotiation Period, then the Market Price will be determined pursuant Sections 5.3(c) through 5.7 hereof.

(b)	During the First Negotiation Period and, if necessary, the Second Negotiation Period, the parties shall meet regularly and work together exercising good faith attempts to reach a mutually agreed Market Price for Specification “A” coal, which Market Price shall not be adjusted pursuant to Section 5.7.
(i)	The “First Negotiation Period” shall mean (1) for the First Extended Term Price Period, the period January 15, 2012 through March 1, 2012, (2) for the Second Extended Term Price Period, the period January 15, 2014 through March 1, 2014, and (3) for the Third Extended Term Price Period, the period January 15, 2016 through March 1, 2016.

(ii)	The “Second Negotiation Period” shall mean (1) for the First Extended Term Price Period, the period May 1, 2012 through May 31, 2012, (2) for the Second Extended Term Price Period, the period May 1, 2014 through May 31, 2014, and (3) for the Third Extended Term Price Period, the period May 1, 2016 through May 31, 2016.
(c)	If the parties are unable to mutually agree upon a Market Price under Section 5.3(b) hereof after the Second Negotiation Period, then the Market Price will be determined in accordance with this Section 5.3(c). Commencing on the first day of each Market Price Period (as defined in Section 5.3(c)(i)), for each business day during which data is available, COALSALES II will calculate the simple average of the daily “bid” and “ask” prices from the three “Approved Pricing Sources” (as defined in Section 5.3(c)(ii)) for the Central Appalachian CSX-BSK 12,500 Btu/lb <1% sulfur rail product for the applicable Extended Term Price Period. This average will be the “Index Based Market Price”.
(i)	“Market Price Period” shall mean (1) for the First Extended Term Price Period, the period February 1, 2012 through May 31,

2012, (2) for the Second Extended Term Price Period, the period February 1, 2014 through May 31, 2014, and (3) for the Third Extended Term Price Period, the period February 1, 2016 through May 31, 2016.

(ii)	The three “Approved Pricing Sources” under this Agreement are: ICAP United, Inc.; Evolution Markets, Inc.; and TFS Energy, LLC. If any of the foregoing Approved Pricing Sources is discontinued, altered or otherwise becomes unavailable, then either party may suggest a replacement, but if the parties are unable to agree upon a replacement, the Index Based Market Price shall be determined using the average of the remaining two Approved Pricing Sources. If two of the three Approved Pricing Sources are discontinued, altered or otherwise become unavailable, the parties shall work in good faith to choose one mutually agreeable replacement broker source (which shall thereafter be deemed an Approved Pricing Source); and the Index Based Market Price shall henceforth be determined using the average of the remaining Approved Pricing Source and the newly appointed Approved Pricing Source. If the parties are unable to reach agreement within a reasonable period of time as to such replacement Approved Pricing Source, the matter shall be determined by arbitration in accordance with Section 6.3 of this Agreement.
5.4	SO2 Adjustment. The Index Based Market Price shall be adjusted to reflect a sulfur value of 1.2lbs SO2/MMBtu.

SO2 Adjustment = (((1.60 — 1.20) x 12,500 Btu)/1,000,000) X SA
Where:
“SA”	means the simple average value of the published monthly Air Daily Price Index for an SO2 emission allowance for the months of the applicable Market Price Period or, if such index ceases to be published, by such mutually agreed substitute broker which accurately measures the market value of SO2 emission allowances.
5.5	Btu Adjustment. The Index Based Market Price will be adjusted to reflect contract calorific value according to the following formula:

Btu Adjustment = Index Based Market Price x ((12,300 — 12,500)/12,500)

5.6	Patriot’s Premium. “Patriot’s Premium” equals the fixed amount of $1.00/ton, which represents a premium to the Index Based Market Price to reflect the volume and terms and conditions under the Exhibit A Terms.

5.7	Market Price During Extended Term. If the Market Price is being determined pursuant to Section 5.3(c) hereof, then the Market Price per ton during each Extended Term Price Period will equal:
(a)	the Index Based Market Price per ton for that Extended Price Term Period, as determined under Section 5.3(c),

(b)	plus the “SO2 Adjustment” determined under Section 5.4,

(c)	plus the “Btu Adjustment” determined under Section 5.5, and

(d)	plus “Patriot’s Premium” determined under Section 5.6.
COALSALES II will provide the Market Price, along with the calculation thereof pursuant to this Section 5.7, to Patriot within fifteen (15) days following the Second Negotiation Period, and Patriot will provide written notice of its acceptance or rejection of the Market Price to COALSALES II no later than June 30th of that year. In the event Patriot rejects COALSALES II’s calculation of the Market Price, then the calculation of Market Price will be determined by one or more arbitrators in an arbitration proceeding pursuant to Article 6 of this Agreement, and such determination will be final and binding upon the parties. Such arbitration proceeding must be completed within 90 days after commencement.
5.8	Patriot Base Price During Extended Term. The “Patriot Base Price” will equal the Market Price for each Extended Term Price Period.

5.9	Patriot Selling Price During Extended Term. The “Patriot Selling Price” per ton at which COALSALES II will purchase coal from Patriot under this Agreement during each Extended Term Price Period will equal:
(a)	the Patriot Base Price per ton for that Extended Term Price Period, as determined under Section 5.8, and

(b)	adjusted for quality pursuant to Section 4.11 of this Agreement.

For the sake of clarity, during the Extended Term, the Patriot Selling Price will not be reduced pursuant to Article V of the Exhibit A Terms.
6.	RESOLUTION OF DISPUTES
6.1	Notice of Dispute. Disputes arising pursuant to this Agreement shall be resolved in accordance with this Section. Either party may invoke the procedures of this Section by written notice to the other party claiming the existence of a dispute and describing the nature of that dispute (the “Dispute Notice”).

6.2	Resolution of Disputes. Any dispute between the parties arising under this Agreement first shall be referred for resolution to a senior representative of each party. Upon receipt of a notice describing the dispute, designating the notifying party’s senior representative and indicating that the dispute is to be resolved by the parties’ senior representatives under this Agreement, the other party shall promptly designate its senior representative to the notifying party. The senior representatives so designated shall attempt to resolve the dispute on an informal basis as promptly as practicable. The parties agree that they shall negotiate expeditiously in good faith in an effort to resolve any disputes arising under this Agreement. In the event a dispute cannot be resolved by negotiation within thirty (30) days after the date that the Dispute Notice was received by the other party, or within such other period as the parties may jointly agree, the parties agree to consider the use of a mini-trial or other informal procedure such as umpire settlement (“Informal Procedure”) to resolve the dispute. An Informal Procedure shall be utilized only if the parties agree in writing on the procedures to be followed and whether the resulting determination shall be binding. All disputes that are resolved by negotiation or through a binding Informal Procedure shall be acknowledged in writing by both parties. Any dispute that is not resolved nor committed to final and binding resolution by means of an Informal Procedure within ninety (90) days of the date the Dispute Notice was received by the other party may, within one hundred (100) days of the date of the Dispute Notice, be referred to arbitration by either party and the same shall be resolved not later than one hundred fifty (150) days after such referral to arbitration in accordance with Section 6.3 below. A disputed matter that is not submitted to arbitration as provided herein shall be deemed to have been waived.

6.3	Arbitration. Any controversies or claims arising out of or relating to this Agreement or the breach hereof which are not resolved by negotiations between the parties, or which is not committed to final and binding resolution by means of an Informal Procedure, shall be determined by arbitration in accordance with Commercial Arbitration Rules of the American Arbitration Association; provided, however, the arbitrator(s) selected shall be a person knowledgeable of the subject matter of the arbitration. Judgment may be entered on the arbitration award in any court having jurisdiction. Unless otherwise agreed in writing by COALSALES II and Patriot, performance of their respective obligations under this Agreement shall be continued in full by the parties during the arbitration process. The parties stipulate that this Agreement constitutes a contract evidencing a transaction involving commerce and that this section is enforceable under the Federal Arbitration Act (9 U.S.C.A. §§ 1 et seq.).
[REMAINDER OF PAGE INTENTIONALLY BLANK. SIGNATURES ON NEXT PAGE.]

     IN WITNESS WHEREOF, COALSALES II and Patriot have executed this Agreement as of the Execution Date.

COALSALES II, LLC, formerly known as Peabody Coalsales Company
By:	/s/ John F. Quinn, Jr.
	Name:	John F. Quinn, Jr.
	Title:	Vice President

PATRIOT COAL SALES LLC
By:	/s/ Michael V. Altrudo
	Name:	Michael V. Altrudo
	Title:	President

Exhibit A
Table of Contents

ARTICLE	TITLE	Page

I	Term of Agreement	2
II	Quantities & Deliveries	2
III	Specifications, Quality & Weight	12
IV	Payment	19
V	Price	20
VI	Base Price & Base Price Adjustments	20
VII	Adjustment of Price for Quality	25
VIII	Sampling and Analysis	27
IX	[Intentionally blank]	30
X	Major Technological Improvements	30
XI	Administrative Program	31
XII	Force Majeure	32
XIII	Warranties and Dedication	34
XIV	Buyer’s Right to Market Coal with Origin Weights and Analyses	35
XV	[Intentionally blank]	35
XVI	Government Compliance Certificate	36
XVII	[Intentionally blank]	36
XVIII	Waiver and Limitation of Damages	36
XIX	[Intentionally blank]	37
XX	[Intentionally blank]	37
XXI	Confidentiality	37
XXII	Finality	37
XXIII	Governing Law	38
Exh. 1	Seller’s Production Source(s), Reserves of Coal, Approved Coal, Approved Rail Shipping Origin(s), and Approved Barge Shipping Origins	39
Exh. 2	West Virginia Severance Tax	41
Exh. 3	Government Contractor Compliance Certificate	42

ARTICLE I

TERM OF AGREEMENT
     Section 1. The term of this Agreement shall be for the period commencing October 31, 2007, and continuing through and including December 31, 2012, (hereinafter “original term”) except as provided elsewhere in this Agreement.
     Section 2. Provided this Agreement is still in effect, Buyer shall have the optional right, but not the obligation, to extend the term of this Agreement for a period of up to sixty (60) months beyond the original term (such extended period hereinafter referred to as “extended term”) for coal produced from reserves of coal dedicated to this Agreement. Buyer shall give written notice of its election to extend the term for such additional period on or before January 1, 2012. Such notice by Buyer shall designate the length of the extended term. If such optional right of Buyer is exercised, all provisions of this Agreement shall continue in full force and effect over the extended term designated by Buyer.
ARTICLE II

QUANTITIES & DELIVERIES
     Section 1. (a) For the purposes of this Agreement, the term “Contract Year” shall be defined as the period commencing January 1 of each calendar year and ending December 31 of each calendar year. Each following Contract Year shall commence on January 1 thereof and continue for a 12-month period thereafter. Each Contract Year shall consist of two Contract Half-Year periods, which shall respectively consist of the first six (6) months and the last six (6) months of each calendar year.
          (b) Seller shall supply coal meeting the requirements of Specification “A” coal.

          (c) At least sixty (60) calendar days prior to the beginning of each Contract Half-Year, Seller shall propose to Buyer, in writing, a schedule of monthly deliveries and shipping origin for such Contract Half-Year (the “scheduled quantity”); such proposed schedule shall provide for deliveries in approximately equal monthly quantities, and unless Seller is notified otherwise by Buyer, such schedule of monthly quantity obligations shall be accepted and implemented by both parties hereunder. It is acknowledged that such scheduled shipping origins (but not monthly quantity obligations) are to be provided for planning purposes and may be adjusted from time to time in accordance with the following sentence. Seller may by notice in writing by the twentieth (20th) day of the month prior to shipment, change the scheduled shipping origins for any subsequent month; provided, however, such changes shall not increase or decrease the total amount required to be delivered in such month.
     Section 2. The term “ton” shall mean a net ton of 2,000 pounds avoirdupois weight.
     Section 3. (a) Except as provided in Article II, Section 4, Seller shall cause the coal that is to be delivered hereunder to be loaded into carrier- or Buyer-provided railcars (at Buyer’s option) at approved rail shipping origin(s) (hereinafter the “approved rail shipping origin”), as described on Exhibit 1, attached hereto and hereby made a part hereof, and properly consign such shipment in accordance with Section 5 of this Article and in accordance with Buyer’s or any of its existing End Customer’s rail transportation contract(s), as amended or superseded. New amendments or provisions to such rail transportation contract placing new or revised requirements on Seller regarding the loading of railcars and/or consignment of shipments hereunder, other than that provided for herein, shall be subject to Seller’s approval which shall not be unreasonably withheld.

     Seller shall not have the right to ship coal to be delivered under this Agreement from any rail shipping origin other than the approved rail shipping origin(s) listed on Exhibit 1, unless Seller shall first have obtained Buyer’s written approval of such additional shipping origin. Title to the coal and risk of loss thereof shall pass to Buyer as the loaded railcars are pulled from any such origin.
     Seller shall add on each Bill of Lading or Mine Card documents such notation(s) as may be designated by Buyer to Seller. Seller shall cause the loadings to be tendered in unit train consignments each consisting of at least ninety (90) railcars, which shall be tendered in unit train consignments of at least ninety-six (96) railcars. If Seller is unable to load any railcar that has been placed for loading due to an unserviceable condition of a railcar, and has notified the railroad and Buyer of such unserviceable condition, Seller shall be relieved of any penalties for failure to comply with the minimum train size requirements that are attributable to such unserviceable railcar. Should Seller be limited to seventy-five (75) railcars at any approved rail shipping origin, and tender unit train consignments consisting of between seventy-five (75) and ninety (90) railcars, then Seller shall pay Buyer an amount equal to one-half of one percent (0.5%) of the Base Price for each ton of coal in such unit train.
     Seller shall provide, maintain, and operate at each approved rail shipping origin (except as further provided herein) a unit train loading facility, including coal storage and track to facilitate the proper loading of each unit train within twenty-four (24) hours of actual or constructive placement by the railroad. Seller agrees to operate said loading facility(ies) on a twenty-four (24) hours per day, seven (7) days per week basis.
     Seller agrees to load each unit train to comply with the Buyer’s Minimum Trainload Requirements and Maximum Load Limit requirements. To comply with Buyer’s Minimum

Trainload Requirements, Seller shall load each unit train of coal to full visible capacity and an average lading weight of at least ninety-eight (98) tons per steel railcar and one hundred seven (107) tons per aluminum railcar if such railcars are Buyer-provided railcars. Seller shall load each unit train to a minimum of ninety-eight percent (98%) of the total marked load capacity of all the railcars in the unit train if such railcars are carrier-provided railcars. Additionally, Seller recognizes that Buyer shall be assessed a penalty by the railroad for phantom tons in the event that Seller fails to load each unit train to a lading weight of ninety-eight percent (98%) of the total of the marked load limit of all the railcars in the unit train. To comply with Buyer’s Maximum Load Limit Requirements, Seller shall not load any railcar in excess of a gross load limit, including lading and railcar, of 270,000 pounds. Buyer shall have the right to alter the Minimum Trainload Requirements and Maximum Load Limit Requirements by giving Seller seven (7) days prior written notice; provided, however, Buyer’s Minimum Trainload Requirements shall not require Seller to load railcars to within two (2) tons of the Maximum Load Limit Requirement.
     If Seller fails to comply with the foregoing origin loading requirements and/or the Maximum Load Limit Requirements, Seller shall pay to Buyer the penalty charges assessed by the railroad. The charges will be those actually paid to the railroad and will not exceed those published in the railroad’s Freight Tariff No. ICC-CSXT-8200, Series, in effect when such charges were incurred. If Seller fails to comply with Buyer’s Minimum Trainload Requirement, then Seller shall pay to Buyer a penalty charge of $0.03 per ton or part of a ton that the average lading weight per railcar falls short of the Minimum Trainload Requirement times the actual number of tons in the unit train.

     (b) Should Buyer, in accordance with the terms of Article III of this Agreement, reject any railcar load(s) of coal in any shipment, Seller shall arrange for the removal of such rejected railcar(s). All costs assessed by the railroad, including but not limited to reconsignment charges, transportation charges, and demurrage charges, shall be to the account of Seller. In addition, if the rejected railcar(s) of coal are Buyer-provided railcar(s), then Seller shall also pay the per diem and mileage charges as defined in the Car Hire Tables of the Official Railway Equipment Register, ICC-REF-6411 Series, as amended. Such per diem charges shall be effective as of the first 7:00 AM following Buyer’s rejection until the railcar(s) are unloaded at a destination specified by Seller and then returned to a destination specified by (or by the railroad, if applicable) for further utilization. Such mileage charges shall be based on the loaded and empty miles traveled by the rejected railcar(s) from the point of rejection to such specified return destination.
     (c) During periods of freezing temperatures, Buyer shall provide notice on a weekly basis, regarding freeze-proofing. When directed by Buyer to use freeze-proofing agents, Seller shall cause these agents to be properly applied during loading in sufficient quantity for the coal to comply with the free flowing requirements (when received at the consigned destination) expressed elsewhere in this Agreement, and Seller shall include the statement “Freeze Treatment Applied” on the shipping manifests. For each ton of coal delivered under this Agreement to which such freeze-proofing has been applied in strict accordance herewith, an amount of one and one-half percent (1.5%) of the Base Price applicable thereto shall be added to the Selling Price of such coal.
     (d) Seller shall indemnify, save harmless, and defend Buyer, its agents, and its affiliates (all referred to in this sentence as “Buyer”) from and against any liabilities, expenses,

claims, and all other obligations whatsoever, including without limitation, all judgments rendered against and all fines and penalties imposed upon Buyer (whether severally, or in combination with others) and any reasonable attorneys’ fees and any other costs of litigation (all of which are hereinafter referred to as “liabilities”) arising out of injuries or death to any person(s), or damage to any property, caused by or related to, in whole or in part, the railcars furnished hereunder (as applicable), between the time that such railcars are delivered to Seller or Seller’s agent and the time that custody thereof is properly returned to Buyer (or to Buyer’s agent carrier, if applicable), except for that portion of any such liabilities that rise out of Buyer’s contributing negligent acts or negligent omissions. Any injury or death to person(s) or damage to property as hereinbefore described shall be reported to Buyer by Seller immediately upon the occurrence thereof, and confirmed in writing as soon as possible.
     Section 4. If, during any calendar month(s), Buyer and Seller mutually agree to deliver all or any portion of the scheduled quantity obligation of Specification “A” coal FOB barge rather than FOB rail, Seller shall load such Specification “A” coal into Buyer-provided barges. Seller shall load all Specification “A” coal to be delivered hereunder into Buyer-provided barges at the approved barge shipping origin(s) (hereinafter the “approved barge shipping origin”) as described on Exhibit 1, attached hereto and hereby made a part hereof, at which time delivery and title for coal conforming to this Agreement shall pass to Buyer. Such barge shipments shall be tendered by Seller loaded to each barge’s normal draft capacity (each such barge of coal hereinafter referred to as “bargeload lot”) unless otherwise directed by Buyer or its agents.
     The loading, switching, movement, and fleeting of barges between the time Buyer delivers the barges and the time Buyer picks up the barges shall be at Seller’s risk and expense.

     Except for the movement between Anker Rail & River Terminal and Dippel Barge Facility, Seller shall not move, nor permit the movement of, any barge(s) provided by Buyer, or its agent, to any other location once the barge(s) are delivered at an approved barge shipping origin for loading, unless otherwise agreed to by Buyer. The movement of any barge(s) requested by Seller and approved by Buyer shall be arranged and directed by Buyer at Seller’s expense.
     In the event that an approved barge shipping origin is utilized by more than one supplier of coal to Buyer, Buyer shall arrange for the allocation and placement of barges on a weekly basis in response to the suppliers’ reasonable requests. Barge requests are to be made by Seller under this Agreement so as to provide for approximately equal weekly shipments in fulfillment of Seller’s monthly quantity obligation hereunder.
     Seller shall not have the right to ship coal to be delivered under this Agreement from any barge shipping origin other than the approved barge shipping origin(s) unless Seller shall first have obtained Buyer’s written approval of such proposed shipping origin. Such written approval shall not be unreasonably withheld and shall further be conditioned upon Seller’s agreement to pay any increase in barging and/or handling costs that would be incurred by Buyer for shipments made from the proposed shipping origin as compared to the Alloy Dock at Milepost 89.7 on the Kanawha River.
     (a) It shall be Seller’s obligation to provide adequate dock and harbor facilities at the approved barge shipping origin(s), to load barges in accord to Buyer’s or its agent’s request, and to dispatch and otherwise comply with reasonable requirements of Buyer or its agent’s barging and operating schedule.

     Seller shall indemnify, save harmless, and defend Buyer, its agents, and its affiliates (all referred to in this sentence as “Buyer”) from and against any liabilities, expenses, claims, and all other obligations whatsoever, including without limitation, all judgments rendered against and all fines and penalties imposed upon Buyer (whether severally, or in combination with others) and any reasonable attorneys’ fees and any other costs of litigation (all of which are hereinafter referred to as “liabilities”) arising out of injuries or death to any person(s), or damage to any property, caused by or related to, in whole or in part, the barges furnished hereunder, between the time that such barges are delivered to Seller or Seller’s agent and the time that custody thereof is properly returned to Buyer (or to Buyer’s agent carrier, if applicable), except for that portion of any such liabilities that arise out of Buyer’s contributing negligent acts or negligent omissions. Any injury or death to person(s) or damage to property as hereinbefore described shall be reported to Buyer by Seller immediately upon the occurrence thereof, and confirmed in writing as soon as possible.
     (b) Seller shall be responsible for all loss of, or damage to, any barge provided hereunder and for the loss of any coal in said barge (other than damage or loss due to normal wear and tear, latent or patent defects in the barge existing at the time of delivery) occurring after such barge has been delivered to Seller at the approved barge shipping origin and while in the custody, control, and possession of Seller. Seller shall reimburse Buyer for the cost to Buyer of repairing or replacing any such barge in an amount not to exceed its replacement value at the time of its loss or damage. Said replacement value shall be defined as the remaining year of life of said barge, divided by the expected life of said barge when new, and multiplied by the current market value of a new barge having similar design and capacity at the time of loss or damage. A barge shall be deemed to have been delivered to Seller and be in Seller’s custody, control, and possession, when it has been secured by or on behalf of Buyer or its agent at an approved barge shipping origin to await loading and shall be deemed to be picked up when untied for pick up by or on behalf of Buyer from such approved barge shipping origin.
     Seller shall have the right, but not the duty, to refuse to load any barges which Seller considers unseaworthy or contain an excessive amount of residual coal or extraneous material or are otherwise in unserviceable condition upon delivery to Seller. In such event, Seller shall promptly notify Buyer.
     (c) Seller shall be allowed three (3) free loading days for the loading of each barge delivered by Buyer to an approved barge shipping origin. A loading day shall commence at 7:00 AM of a calendar day and end at 7:00 AM the next calendar day. The first free loading day shall commence at the later of 7:00 AM of a calendar day immediately following the delivery of said barge, or 7:00 AM on the delivery date of the barge for loading specified in Seller’s notice.
     (d) The three (3) free loading days for a barge delivered shall end seventy-two (72) consecutive hours after they commenced. Actual loading days for a barge shall commence concurrently with the commencement of the three (3) free loading days and shall continue until the barge has been loaded and Buyer has been advised that the barge is loaded and available at the approved barge shipping origin for pick up by Buyer or its agent.
     (e) Seller shall maintain a demurrage account in which debits and credits for the loading of barges shall be recorded. One credit for each barge delivered to be loaded with coal shall be recorded in the demurrage account for each loading day for which the actual loading time for the barge is less than the free loading days for the barge set forth above, and one debit for each barge delivered to be loaded with coal shall be recorded in the demurrage account for each loading day, or part of a loading day, for which the actual loading time for the barge is greater than the free loading days provided above for loading the barge, and for each demurrage day accrued for each barge in a bargeload shipment rejected by Buyer as hereinafter provided.
     (f) At the end of each calendar quarter throughout the term of this Agreement, the demurrage account shall be balanced and settled as follows: Credits in the demurrage account shall be used to cancel debits in the demurrage account with one credit canceling one debit. Seller shall pay to Buyer the daily barge demurrage rate of $100.00 (which amount shall be adjusted in an amount proportional to the adjustments to the Base Price under Article VI hereof), for each debit in a demurrage account not so cancelled. There shall not be a payment for credits in the demurrage account. Excess credits in a demurrage account accumulated during each calendar quarter which remain unused following the balancing and settlement of the demurrage account shall be cancelled.
     (g) Should Buyer, in accordance with the terms of Article III of this Agreement, reject any bargeload lot(s) as provided for herein, Seller shall pay all barge transportation cost(s) associated with the shipment of such rejected bargeload lot(s), including the daily barge demurrage rate effective as of the first 7:00 AM following Buyer’s rejection and all other costs incurred by Buyer with respect to said shipment(s) from the time said bargeload lot(s) is (are) rejected until the barge(s) is (are) unloaded at a location designated by Seller and subsequently transported to a destination specified by Buyer for further utilization.
     Section 5. The coal to be delivered hereunder shall be properly consigned by Seller (Rail Freight Collect if shipped by rail) for rail or barge delivery to Buyer’s designated destination (also referred to in this Agreement as “Plant”). Buyer shall notify Seller of the designated destination of shipments, and Seller, at its own risk and expense, shall have the right to have an observer present at the unloading of such shipments.

     Section 6. For each unit train or bargeload lot shipment of coal hereunder, Seller, within twenty-four (24) hours of the completion of loading of such shipment, shall provide via computer or telecopier (actual method specified by Buyer) to the applicable consigned destination, and to Buyer, a shipping notice showing unit train and railcar number(s) or barge number(s), estimated weight of the coal in each railcar or barge, shipping date, the rail shipping origin or the barge shipping origin from which shipment was consigned.
     Section 7. Seller shall sample and analyze the coal as it is loaded into each unit train or bargeload (lot(s) and notify Buyer, by telecopy, and/or Telex of the type of coal being shipped (i.e., Specification “A”) and the short proximate (calorific value per pound, percent moisture, percent ash, and percent sulfur) average analytical results of each unit train lot shipment or bargeload lot shipment, including the identifying number of the railcars or barges comprising such lot, within one (1) business day after the coal is loaded into the unit train or bargeload lot for delivery.
ARTICLE III

SPECIFICATIONS, QUALITY & WEIGHT
     Section 1. The coal to be delivered hereunder shall be produced at approved production source(s) as defined in Exhibit 1. Seller shall have no right to deliver coal under this Agreement from any other production source without Buyer’s written consent that Seller may do so, which consent shall not be unreasonably withheld.
     In the event that Seller desires to supply coal from any other production source, Seller shall notify Buyer in writing of such proposed new source, documenting as follows: location of mineral tract(s); status of all legal interests in such tract(s); coal seam(s) designation (by tract[s]); typical proximate analysis from such seam(s); typical ultimate analysis from such seam(s); typical ash mineral analysis from such seam(s); trace element analysis from such seam(s); analysis of fusion temperatures, both in oxidizing and reducing atmospheres, from such seam(s); an analysis of the sulfur forms from such seam(s); an analysis of Hardgrove grindability for such seam(s); and any other pertinent information requested by Buyer.
     Seller shall not have the right to ship coal under this Agreement from any such proposed new production source except upon Buyer’s written approval of Seller’s request pursuant to the preceding paragraph, which shall be based upon Buyer’s reasonable determination of the suitability of such proposed source for Buyer’s purposes hereunder. Buyer shall require prior to its approval that: (i) the coal would meet the requirements of Article III, Section 2 and the “Contracted” specifications of Article III, Section 3 of this Agreement; (ii) none of the aforementioned analyses (proximate, ultimate, ash mineral, trace element, fusion temperatures, sulfur forms, or grindability) differ in material respect from the coal from production sources initially approved in Exhibit 1; (iii) Seller owns or controls the reserves from which such coal would be produced; (iv) the reserves of coal are located in the state of West Virginia; and (v) the supplying of such coal shall not result in a higher delivered price (¢/MMBtu) to Buyer than the coal shipped from the Harris loadout (OPSL No. 65289).
          In the event that Buyer gives written approval for such new source, subsequent shipments from such source shall be subject to this Agreement in all respects.
     Section 2. The coal to be delivered hereunder shall have a maximum top size of two inches (2”), and shall be free flowing and free of extraneous material upon uploading at Buyer’s Plant.
     Section 3. The coal from each respective approved rail shipping origin based upon the applicable analyses obtained pursuant to Article VIII, shall meet the following “Contracted” specifications under the table entitled “SPECIFICATION A” on a Contract Half-Month basis

(except for lbs. SO2/MMBtu on both a Contracted and Suspension Half-Month weighted average basis, and for Volatile Matter on a Contracted Half-Month weighted average basis, which shall be additionally based on the combined weighted average of all shipping origins for Specification “A” coal as further provided for in footnote ***). Further, for the purposes of this Article, the following “Suspension” specifications under the table “SPECIFICATION A” shall also be applicable to the coal from each such respective origin on the indicated bases.

	SPECIFICATION A
	“As-Received” Basis
	Contracted		Suspension Basis
	Half-Month		Half-Month			Applicable Lot
	Wtd. Avg.		Wtd. Avg. (A)*			Wtd. Avg. (B)*
			Minimum	Maximum		Minimum		Maximum
Caloric Value (Btu/lb.)	12,300		12,000	N/A		11,800		N/A
Moisture (%)	8.0		N/A	9.0		N/A		10.0
Ash (%)	13.0		N/A	14.0		N/A		15.0
**Ash Loading (lbs. Ash/MMBtu)	11.0		N/A	12.0		N/A		13.0
Volatile Matter (%)	≥30.0	***	N/A	N/A		27.0		N/A
Hardgrove Grindability	≥44.0		N/A	N/A		(c)	*	N/A
Sulfur (%)	N/A		0.7	N/A		N/A		N/A
**Sulfur Dioxide (lbs. SO2/MMBtu)	≤1.45	***	N/A	1.45	***	N/A		1.50
Ash Fusion Temp. (H=1/2W)°F, Red. Ats.	≥2700		N/A	N/A		2650		N/A

*	Definitions:

(A)=	the half-month weighted average analysis result (as determined under Article IV).

(B)=	the analysis result of the sample (or composite of samples, if more than one) representing each unit train of coal.

(C)=	the “suspension” specification for grindability shall be no less than X, where X = 12,300 times 44.0, divided by the actual weighted average “As-Received” calorific value for such period.

N/A: Not applicable.

**	For the purpose of determining the pounds of sulfur dioxide per million Btu and pounds ash per million Btu, the figures shall be rounded to the nearest one hundredth. For example, 1.604 pounds SO2 per million Btu shall mean 1.60 pounds SO2 per million Btu, while 1.605 pounds SO2 per million Btu shall mean 1.61 pounds SO2 per million Btu and shall be deemed, for example, not to have met a 1.60 pounds SO2 per million Btu specification.

***	The Half-Month weighted average SO2 from each approved rail shipping origin (except as hereafter provided) and collectively from all approved shipping origins shall not exceed a maximum 1.45 pounds SO2/MMBtu effective May 1, 2001 and thereafter. Additionally, the maximum Contracted and Suspension Basis Half-Month weighted average for sulfer dioxide (1bs. SO2/MMBtu) shall be 1.50 lbs. effective September 1, 1999 and thereafter for coal shipped from each of the following rail shipping origins: the Harris Mine, Rocklick Complex, and the Wells Complex. The Contracted Half-Month weighted average volatile matter from all approved rail shipping origins shall be greater than or equal to 30.0%. Additionally, the Contracted Half-Month weighted average for volatile matter shall be 27.0% (minimum) for coal shipped from the Harris Mine rail shipping origin.
     Section 4. In addition to all other remedies at law or in equity, except as specifically limited elsewhere in this Agreement, and in addition to the price adjustments provided for in Article VII, Buyer shall have the following rights and remedies upon Seller’s failure to conform with the requirements as set forth in Sections 1, 2, and 3 of this Article and/or Article II, Section 1.
     (a) Buyer shall have the right to reject any shipment if the coal in such shipment fails to conform to any requirement set forth in Article III, Sections 1 or 2. Buyer shall also have the right to reject a shipment if the coal in such shipment fails to conform to any requirement set forth in Article III, Section 3, applicable to said shipment. Should Buyer elect to exercise such right of rejection, it shall notify Seller of its election, such notification to be promptly confirmed in writing.
     (b) Buyer shall have the right to suspend further shipments of coal hereunder from any approved shipping origin(s) in the event the coal quality from such shipping origin(s) fails to meet the defined minimum or exceeds the defined maximum “Suspension” specifications as set forth in Section 3 of this Article, or if the coal fails to conform to any requirement set forth in Sections 1 or 2 of this Article and/or Article II, Section 1. Should Buyer exercise such right to suspend further shipments, Buyer shall notify Seller in writing within twenty (20) calendar days after the day or half-month period in which such failure occurs.

     (c) Upon receipt of Buyer’s notice of suspension, Seller shall suspend further shipments from such shipping origin(s) and make every reasonable effort to correct the conditions giving rise to the shipment(s) of coal failing to conform to specifications. Seller shall inform Buyer in writing on a weekly basis of such corrective actions taken by Seller.
     During such suspension, Seller shall, upon prior notice and subject to Seller’s reasonable safety requirements, permit Buyer’s full access to the mine(s) designated in Exhibit 1, and to all relevant engineering data and facilities related to such shipping origin(s). Buyer shall have the right, but not the duty, to participate in discussions relating to the matter and to recommend procedures to correct said matter.
     Such suspension shall continue until Seller provides buyer with assurances in writing that are acceptable to Buyer (such acceptance not to be unreasonably withheld) stating that the conditions causing shipment of nonconforming coal have been corrected and that Seller can and shall deliver coal meeting Article III, Sections 1 and 2 and Article II, Section 1 requirements and meeting all of the applicable specifications of Article III, Section 3.
     Upon receipt by Buyer of Seller’s satisfactory written assurances, shipments shall be resumed at the rate specified in Article II.
     (d) In the event that: (i) Seller fails to provide Buyer with satisfactory assurances within thirty (30) days after the date of Buyer’s notice of suspension as described in Article III, Section 4(b); or (ii) having provided such assurances, Seller fails to correct such conditions and resume shipments in the ensuing thirty (30) days thereafter; or (iii) after such resumption of shipments, Seller’s subsequent deliveries from the suspended shipping origin(s) at any time during the ensuing sixty (60) days fall below the minimum or exceed the maximum applicable “Suspension” specifications in Article III, Section 3, or fail to conform to the requirements of

Article III, Sections 1 and 2, and Article II, Section 1; then Buyer shall have the right to hold Seller in anticipatory breach of this Agreement and enforce any and all claims for past, present, and future damages incurred or to be incurred by reason of such breach, subject to the limitation of consequential damages as specified in Article XVIII, Section 2.
     (e) Whether shipments suspended pursuant to Article III, Section 4(b) hereof shall be made up shall be subject to Buyer’s sole discretion, subject to a mutually agreeable schedule so that such make up tonnage shall be shipped no later than 365 calendar days following the date of the resumption of deliveries after such suspension.
     (f) Seller shall, at all times, exercise reasonable care and diligence in its efforts to ship to Buyer coal which conforms to the “Contracted” specifications of Section 3 of this Article III.
     Section 5. The weight of the coal delivered pursuant to this Agreement shall be determined by Buyer at its expense. For rail deliveries, the accuracy of scale(s) shall be maintained between +0.20 percent. Scale(s) shall be calibrated at least once every six (6) months in accordance with the guidelines established by the national Institute of Standards and Technology Handbook #44. Such calibrations shall be performed by a party, mutually agreeable to Buyer and Seller, in accordance with the aforementioned guidelines. For barge deliveries, conveyor belt scales at the barge unloading facility(ies) shall be calibrated once each month to maintain them to within +0.50 percent accuracy. The testing and calibration of such conveyor belt shall be accomplished in accordance with the guidelines outlined in the National Institute of Standard and Technology Handbook #44, or other procedures which shall be mutually acceptable to Seller and Buyer. At Seller’s request, which Seller may make from time to time,

Buyer shall inform Seller of the result of such testing and calibration. It shall be the responsibility of Buyer to arrange and schedule scale calibrations when required.
     Buyer shall give prompt notice by telephone or telegram and confirm such notice in writing to Seller if and when any scales are discovered to be in error beyond the limits established above. During any period when such scales are inoperable, determination of the quantities of coal delivered shall be made by a procedure to be established by agreement of Buyer and Seller. Seller shall have the right, but not the duty, to have a representative present at any and all times to observe the determination of weights and/or recalibration or testing of scales; however, Buyer shall not be obligated to notify Seller to be present. If Seller should at any time question the accuracy of the weights thus determined, Seller shall so advise Buyer and confirm the same in writing. Buyer shall arrange to test the scales and shall give written notice to Seller of the date of such test so that Seller may have a representative present. If such test shows the scales to be in error, they shall be adjusted to the required accuracy established above. If such test requested by Seller shows the scales to be within the applicable limits established above for the respective scale, then Seller shall pay all costs of such test, otherwise Buyer shall pay all such cost.
     If, upon testing pursuant to the above paragraph, the scales are determined to be in error beyond the limits established above, an adjustment of the payment to Seller shall be made based on the assumption that the condition causing the scales to be in error beyond such limits shall have existed with respect to all coal unloaded on and after thirty (30) calendar days prior to Seller’s notification to Buyer that Seller questions the accuracy of the weights, or the date of the previous scale calibration, whichever is later. Such adjustments shall be in an amount equal to the difference in the weights as specified in the applicable invoices and the weights that would have been obtained had the scales not been inaccurate, multiplied by the price per ton as stated in said invoices.
     If, upon any regular calibration of the scales, the scales are determined to be in error beyond the limits established above, an adjustment shall be made in the same manner provided in the preceding paragraph, such adjustment to be based on the assumption that the condition causing the scales to be in error beyond such limits shall have existed with respect to all shipments weighed on and after a date thirty (30) calendar days prior to such determination, or the date of the previous scale calibration, whichever is later.
     Any payments due by either party to the other, as a result of adjustments made pursuant to this Article III, Section 5, shall be paid within thirty (30) calendar days from the date of the determination thereof.
ARTICLE IV

PAYMENT
     Buyer shall pay Seller by wire transfer (recipient account per Seller’s advice) in United States Funds for all coal received, unloaded, taken into account, and accepted hereunder.
     Buyer shall submit to Seller the weight, analytical, and pricing data on such coal taken into account and accepted during each half-month within five (5) working days after each such half-month. Thereafter, Seller shall mail to Buyer, within two (2) working days of receipt of such information, an invoice (referencing the contract number designated by Buyer), in triplicate, covering such half-month unloadings.
     Buyer shall make payment to Seller within twenty (20) calendar days after the close of such half-month, provided Seller’s invoice is submitted in accordance with the preceding paragraph.

     For the purpose of this Agreement, “month” shall mean a calendar month and “half-month” shall mean either the first fifteen (15) calendar days of a month or the calendar days in a month after the fifteenth (15th) calendar day thereof, as the case may be.
ARTICLE V

PRICE
     For coal accepted hereunder, the FOB railcar or FOB barge price for all approved shipping origins to be paid to Seller by Buyer (hereinafter “Selling Price”) for each ton thereof shall be the then applicable Base Price (as determined under Article VI) plus or minus such other charges or credits to the Base Price as determined pursuant to Article VII, and Article II, Section 3, if applicable.
ARTICLE VI

BASE PRICE & BASE PRICE ADJUSTMENTS
     Section 1. The initial Base Price shall be $45.00 per ton, effective November 1, 2007. Such Base Price shall be subject to adjustments in accordance with the provisions hereinafter set forth in this Article VI.
     Section 2. The Base Price shall be redetermined, to the nearest tenth of a cent by the methods prescribed in Section 3 of this Article. The Base Price as so adjusted shall be the Base Price applicable to any coal shipped on and after the effective date of any such adjustment and shall remain in effect until the Base Price is again adjusted pursuant to this Article.
     Section 3. Adjustable Components.
     (a) [Intentionally blank]
     (b) Assessments Components. The Assessments Component shall be adjusted effective on the first day of the next half-month following the effective date of any change occurring after November 1, 2007 (except when such change is effective on the first day of a month in which case the Assessments Component shall be adjusted as of such date) in the assessment to Seller for Federal Reclamation Fee, Federal Black Lung Excise Tax, West Virginia Special Reclamation Tax, and West Virginia Mines and Minerals Operations Fund Tax, as further defined in this Section 3(b). Such amounts shall be adjusted for any related tax credits allowed Seller. For the purposes of calculating price adjustments under this Section 3(b), all adjustments shall be deemed to be based on those assessments applicable to underground mining.
The initial amounts of the Federal Reclamation Fee and the Federal Black Lung Excise Tax as shown in Section 4 below are net of a four percent (4%) deduction for moisture content in excess of inherent moisture ($.135 — $.005 = $.130 Federal Reclamation Fee, and $1.100 — $0.044 = $1.056 Federal Black Lung Excise Tax). In the event of an adjustment to the base amounts of $0.150 per ton and $1.100 per ton for the Federal Reclamation Fee and the Federal Black Lung Excise Tax respectively, the adjusted amounts pursuant to this Section 3(b) shall reflect said four percent (4%) deduction for moisture content in excess of inherent moisture. Said four percent (4%) deduction shall be fixed and firm for the term of this Agreement.
     (c) Changes in Law. Seller hereby certifies that to the best of its knowledge the approved production source(s) are in good faith compliance with the rules, practices, and standards issued by any governmental agency with respect to legislation, regulations, rules, or mandates which were in effect either by interim or final rules, or passed, adopted, or promulgated but to go into later effect, as of November 1, 2007.
     (i) In the event of the enactment, modification, revision, or changes in the interpretation as set forth in a legally enforceable written policy memorandum from the applicable governmental entity or decision by a court of competent jurisdiction of any federal, state or local legislation, regulations, rules, or mandates issued pursuant thereto, including but not limited to the Federal Mine Safety & Health Act of 1977 and the Surface Mining Control and Reclamation Act of 1977, after November 1, 2007, which affect the bituminous coal industry with respect to reclamation; conservation; environmental protection; mine safety; mine working conditions and practices; ventilation; health; occupational hazards; research, reclamation, and conservation of mined area; or other aspects of coal production, and which increases or decreases Seller’s cost of producing coal under this Agreement, an equitable adjustment will be made to the current Base Price to recognize such changed cost; provided, however, there shall be no changes made in the Base Price hereunder for changed costs related to labor related benefits or taxes, real or personal property taxes, corporate net income and franchise taxes, Federal Reclamation Fee, Federal Black Lung Excise Tax, West Virginia Special Reclamation Tax, and West Virginia Mines and Minerals Operations Fund Tax, inasmuch as the exclusive adjustments for such items are provided for in Subsection (a) and (b) hereof, (should any such item listed for exclusion become known by a different name, or should a new tax or assessment be levied for the same purpose(s), there shall likewise be no change under this Subsection (c) for any such item).
     Buyer shall have the right, but not the obligation, to terminate this Agreement should any such adjustment cause the Base Price to be increased by more than twenty-five percent (25%) of its then current amount or should the total of all such adjustments under this Section 3(c) cause the Base Price to be increased by more than fifty percent (50%) of its initial amount as of November 1, 2007. Should Buyer terminate the Agreement as provided in the prior sentence, Seller may nullify such termination by giving written notice to Buyer within ten (10) calendar days after receiving Buyer’s notice of such termination that Seller permanently waives its right to the amount of such adjustment which is in excess of any such limits, as applicable.

     If any of the foregoing governmental actions cause Seller to incur any increase in costs as hereinbefore described, then Seller shall consider and, if in its good faith judgment determines it is warranted (as further defined), contest or appeal the legal basis of such actions and/or its application to Seller, with the objective of mitigating any resulting increase in the Base Price under this Article. Seller shall consult with Buyer in conjunction with making such determination, which shall be based upon, by way of illustration but not of limitation, the likelihood of prevailing in such action and by the economic impact, absent such contest or appeal, upon such Base Price.
     Seller shall notify Buyer in the event of any governmental action applicable under this Article and shall submit detailed documentation to allow determination of any such adjustment. Notwithstanding Article XI, Section 3, if Seller and Buyer are unable to agree within ninety (90) days of receipt by Buyer of Seller’s documentation as to the amount the price per ton should be adjusted or as to whether the event is applicable, then the matter shall be submitted to a firm of mining engineers and/or independent certified public accountants mutually agreeable to the parties for final determination, which shall be binding upon the parties. The costs associated with any such mining engineers’ and/or certified public accountants’ review shall be shared equally by the Buyer and Seller.
     If upon agreement or final determination, an adjustment in the cost per ton is found to be appropriate, appropriate credit for such amount on all tons shipped and accepted on and after the effective date of any such change resulting in such price adjustment, plus interest computed on the basis of the prime rate in effect at Citibank, N.A., commencing sixty (60) days after the effective date of such change, shall be made to the party to whom the benefit of such credit is due; provided, however, that Seller shall not be entitled to any such credit for such tonnage delivered prior to the date upon which Seller’s written request for such adjustment is received by Buyer, nor for interest for a period of sixty (60) days subsequent to such date of Buyer’s receipt.
     (ii) If Buyer elects to terminate this Agreement under the provisions of this Article VI, Section 3(c), then neither party shall have, after the effective date of such termination, any further obligation under this Agreement; provided, however, that such termination shall not affect any rights or obligations of Buyer or Seller existing under this Agreement for coal shipped or required to be shipped prior to the effective date of said termination.
     (d) West Virginia Severance Tax Component. The Base Price includes a component for West Virginia Severance Tax in the amount of five percent (5.00%) of the Base Price. Any time there is a change in any of the Base Price Components or a change in the Severance Tax rate, a new Severance Tax Component shall be calculated in accordance with the formula set forth in Exhibit 2, attached hereto and hereby made a part hereof. Such components shall be adjusted for any related tax credits allowed Seller.
     Section 4. The amount of the initial Base Price allocated to each Component thereof, and the method to be used for the adjustment of each such Component, are as follows:

	Initial Amount
Component	Per Ton of Base Price	Comments
Unadjusted Fixed Portion	41.621
Assessments
a. Federal Reclamation Fee	.130	Shall be adjusted pursuant to Article VI, Section3(b)
b. Federal Black Lung Excise Tax	1.056
c. WV Special Reclamation Tax	.030
d. WV Mines and Minerals Operations Fund Tax	.020
Changes in Law	0.000	Shall be adjusted pursuant to Article VI, Section3(c)
WV Severance Tax	2.143	Shall be adjusted pursuant to Article VI, Section 3(d)
INITIAL FOB BASE PRICE	$45.000
ARTICLE VII
ADJUSTMENT OF PRICE FOR QUALITY
     In order for the Selling Price to accommodate variations in calorific value and the sulfur dioxide value of the coal delivered hereunder, there shall be an amount added to or subtracted from the Base Price as provided in this Article.

     Section 1. If the weighted average calorific value of the Specification “A” coal received at each respective consigned destination during the half-month period is greater than the applicable “Contracted” half-month weighted average specification (“Guaranteed”) Btu per pound, then there shall be an amount added to the Base Price, as determined by the following formula, to arrive at the Selling Price for such coal:

Amount Per Ton of Increase for Caloric Value	=	(Actual Btu — Guaranteed Btu) x .73 (Guaranteed Btu)	x	Base Price Redetermined Pursuant to Article VI
provided, however, that no premium shall be paid for the increment, if any, by which the calorific value of such coal exceeds the Guaranteed Btu by 1000 Btu per pound.
     Section 2. If the weighted average calorific value of the Specification “A” coal received at each respective consigned destination during the half-month period is less than the Guaranteed Btu per pound, then there shall be an amount subtracted from the Base Price, as determined by the following formula, to arrive at the Selling Price for such coal:

Amount Per Ton of Decrease for Caloric Value	=	(Guaranteed Btu — Actual Btu) (Guaranteed Btu)	x	Base Price Redetermined Pursuant to Article VI
     Section 3. An initial amount of three dollars ($3.00) per ton, subject to adjustment of such initial amount as provided herein, shall be deducted from the Base Price to arrive at the Selling Price for each unit train lot or bargeload lot (or a composite of two (2) or more bargeload lots) of coal shipped having a sulfur dioxide (SO2) value greater than the maximum SO2

Applicable Lot “Suspension” specification applicable under Article III, Section 3. This deduction shall be in addition to the Btu quality adjustment as provided in Sections 1 and 2 of this Article and to Buyer’s other remedies as provided in Article III of this Agreement.
At any time such shipments occur, the percentage change (carried out four decimal places, e.g., 6.124% shall be 0.0612) between the initial Base Price and the adjusted Base Price applicable to such coal shall be multiplied by three dollars ($3.00) and the amount obtained (rounded to the nearest tenth of a cent) shall be added to or subtracted from, as the case may be, the three dollars ($3.00) in lieu of any such previous adjustment thereto and the amount thus obtained shall be the applicable Selling Price deduction for SO2 quality of such coal.
     Section 4. [Intentionally blank]
     Section 5. In addition to the foregoing provisions of this Article, if the combined weighted average sulfur dioxide per million Btu value of Specification “A” coal received at the consigned destination from all approved shipping origins during a half-month period is more than 1.20 lbs. per million Btu, then there shall be an amount subtracted from the Base Price as determined by the following formula, to arrive at the Selling Price for such coal:

Amount Per Ton of Decrease for Excess SO2 Value	=	Actual lbs. SO2/Btu — 1.20 lbs. SO2/Btu X 0.150 X	Base Price Redetermined Pursuant to Article VI
ARTICLE VIII
SAMPLING AND ANALYSES
     Section 1. All coal delivered hereunder shall be sampled by Buyer using a mechanical sampling system before it is commingled with other coal and approximately at the time it is weighed. The sampling party shall determine, by proper analyses made in its laboratory and at its expense, the “as-received” quality and characteristics of the coal. The sampling and analyses shall be performed in accordance with methods approved by the American Society for Testing and Materials (ASTM), or such other method as may be mutually acceptable. Except as otherwise provided in this Article, the results of the sampling and analyses by the sampling party shall be accepted as the quality and characteristics of the coal delivered hereunder.
     Section 2. Seller shall have the right to have a representative present at any and all times to observe the sampling and to receive a split of the resultant laboratory pulp when sampling is being performed pursuant to Section 1 above, and Seller may also analyze the coal either from its own samples or from samples taken by Buyer. Buyer shall retain the remaining portion of the laboratory pulp of each coal sample until the twentieth (20th) day following the calendar half-month in which the applicable lot of coal represented by such sample was unloaded at the Plant so that Seller (and/or a commercial laboratory employed by Seller) may obtain and analyze a portion of such laboratory pulp. Seller’s analytical results obtained from such pulp portion, however, shall not be relevant for any purpose under the Agreement.
     Section 3. The results of the sampling and analyses by Buyer shall be accepted as the quality and characteristics of the coal delivered hereunder at each respective consigned destination; provided, however, that if Seller should at any time question the correctness of either the sampling or the analyses made by Buyer, Seller shall have the right to have up to two (2) unit trains of coal or up to six (6) bargeload lot(s) of coal hereunder individually sampled and analyzed by a commercial testing laboratory, mutually chose, and using mutually acceptable procedures. The results of such commercial testing laboratory’s sampling and analyses shall be accepted as the quality and characteristics of such coal. If the average of one or more of the coal quality parameter values of the gross samples separately collected and analyzed by the commercial testing laboratory differ by more than the ASTM (or other mutually agreed methodology) reproducibility tolerance ranges for such respective coal quality parameter, when compared to the average values of the gross samples separately collected and analyzed by the Buyer when both sets of samples have been taken from the same delivery of coal, then Buyer shall pay such charges of such commercial testing laboratory, otherwise Seller shall pay such charges.
     Section 4. Unless Seller challenges, pursuant to Section 3 of this Article, the accuracy of either the sampling or analyses made by Buyer by written notice to Buyer within thirty (3) calendar days after receipt of Buyer’s notice of such analytical results, Seller shall be deemed to have waived all claims with respect to such sampling and analyses.
     Section 5. Coal received, unloaded, and taken into account that is not sampled but not analyzed for reasons beyond Buyer’s control shall be taken into account as follows: If during any half-month at least seventy-five (75) percent (by weight) of coal delivered from an approved shipping origin at a respective consigned destination during such period has been sampled and analyzed, then the weighted average analytical results of such samples shall be applicable to all coal delivered from such shipping origin to such consigned destination during such half-month period. If at least seventy-five (75) percent (by weight) of coal delivered from an approved shipping origin at a consigned destination during any such half-month period has not been sampled and analyzed, then the weighted average analytical results of the portion of sampled and analyzed coal shall apply to such portion, and the weighted average analytical result of the last preceding four (4) half-months in which at least seventy-five (75) percent (by weight) of the coal delivered from such shipping origin to such consigned destination was sampled and analyzed shall be applicable to such portion of the coal delivered from such shipping origin which was not sampled and/or was not analyzed for such half-month period.
ARTICLE IX
[Intentionally blank]
ARTICLE X
MAJOR TECHNOLOGICAL IMPROVEMENTS
     The parties hereto recognize that major technological improvements during the term hereof in mining, hauling, handling, or processing coal may provide Seller the opportunity to reduce its costs of supplying coal hereunder. Seller agrees to consider the introduction of any such new technology in mining, hauling, handling, or processing coal at the approved production sources and shall implement such new technology if feasible. The Selling Price for all coal delivered from any approved production source where any such new technology is introduced shall be reduced by fifty percent (50%) of the difference between Seller’s normal production, hauling, handling, and processing costs per ton without such new technology and such production, hauling, handling, and processing costs per ton subsequent to the implementation of such new technology, including depreciation of any related capital expenditures(s), amortization of any costs related to installation of such new technology, and a rate of return on such expenditures and costs at the then existing prime rate of Citibank, N.A., prorated over the normal useful life of any such capital expenditure(s).
     The Selling Price hereunder shall not be reduced pursuant to this Article X based on Seller’s use in the approved production sources of any technology, if such technology was generally available for commercial use in the mining industry as of November 1, 2007.

ARTICLE XI
ADMINISTRATIVE PROGRAM
     Section 1. [Intentionally blank]
     Section 2. In the event that supervening events or circumstances shall render inapplicable any of the methods set forth in Article VI for computing price adjustments hereunder, the parties hereto shall meet promptly to consider and agree upon new and revised methods appropriate to the circumstances then prevailing.
     Section 3. Seller and Buyer shall keep accurate up-to-date records and books of account showing all costs, payments, price revisions, credits, debits, weights, analyses, and all other data required of each of them for the purpose of administering this Agreement.
     Each time the price is to be revised in accordance with Article VI and at any other reasonable time upon ten (10) days notice from Buyer, Seller shall furnish to Buyer a detailed statement (a “claim”) showing Seller’s calculations of the price which should then be in effect under the provisions of this Agreement.
     Buyer shall make a preliminary review of the claim within a reasonable amount of time. Upon completion of Buyer’s preliminary review, Buyer may submit to Seller a letter explaining the differences, if any, in the price as shown on the claim and the price as determined by Buyer’s preliminary review. Buyer shall then submit a letter agreement to Seller for its review and countersignature to establish a tentative price adjustment. The price adjustment as agreed to in the fully executed letter agreement, either a debit or credit, shall be processed using Buyer’s normal payment procedures and, if necessary, a tentative retroactive adjustment shall be made by payment to the party to whom such tentative adjustment is due.
     From time to time, representatives of Buyer shall audit Seller’s claim(s) and recommend final price adjustments associated with such claim(s). Thereafter, Buyer shall submit a letter agreement to Seller for its review and countersignature to establish a final price adjustment. The price adjustment as agreed to in the fully executed letter agreement, either a debit or credit, shall be processed using buyer’s normal payment procedures and, if necessary, a final retroactive adjustment shall be made by payment to the party to whom such final adjustment is due.
     Section 4. Buyer and its designated representatives and/or agents including its auditors, engineers, and geologists, shall at reasonable times, upon reasonable notice, have access to the mine(s) producing coal under this Agreement; to all support facilities and to all records pertaining to the coal reserves covered by this Agreement); to all records pertaining to transportation costs, the determination of weights, and to any adjustments in price under this Agreement; and to all records relating to the sampling and analytical determinations made pursuant to Article VIII of this Agreement.
ARTICLE XII
FORCE MAJEURE
     No party shall be subject to liability to the other party for the failure to perform in conformity with this Agreement where such failure results from an event or occurrence beyond the control of the party affected thereby (and, in regard to Seller’s failure, is due solely to an event or occurrence pertaining to the approved production source[s] making then current deliveries to Buyer), such as without limitation, acts of God, war, insurrection, riots, nuclear disaster, strikes, labor disputes, threats of violence, labor and material shortages, fires, explosions, floods, river water levels or freeze-ups, breakdowns or damage to mines, plants, equipment or facilities (including emergency outages or an extension of a scheduled outage of equipment or facilities to make repairs to avoid breakdowns thereof or damage thereto), interruptions to or slowdowns in transportation, railcar shortages, barge shortages, river lock outages, embargoes, orders or acts of civil or military authority, laws, regulations, or administrative rulings. The provisions of the above sentence shall not excuse a party from performing unless such party shall give written notice to the other party and furnish full information as to the cause of the force majeure event and probable extent thereof within thirty (30) calendar days after such cause occurs. Failure to give such notice and furnish such information within the time specified shall be deemed a waiver of all rights under this Article for such period of time during which notice was not given. No suspension or reduction by reasons of force majeure shall invalidate the remainder of this Agreement but, on the removal of the cause, shipments shall resume at the specified rate. (During such periods when a force majeure event or occurrence claimed by Seller results in a reduction in shipments, shipments from the affected production source(s) for ultimate delivery under this Agreement shall not be reduced below the pro rata share which the average rate of such shipments therefrom pursuant to this Agreement for the six (6) months preceding the force majeure event bears to the total contractual commitments to all parties from such production source(s) as of the date of the force majeure event.) Deficiencies in shipments under this Article shall be made upon in accordance with a mutually agreeable schedule. Delivery of make up tonnage shall be scheduled so that such deliveries shall be shipped no later than 365 calendar days following the date of the termination of the force majeure event which gave rise to the suspension or reduction of shipments to be made up; provided, however, that the delivery rate for any make up tons shall not exceed twenty-five thousand (25,000) tons per month, unless otherwise required by Buyer and agreed to by Seller.
     Without limiting the generality of this Article, in the event of a partial or total curtailment of the generating capacity at the Plant or partial or total curtailment of transmission or distribution of electricity therefrom, or any other force majeure event pertaining to Buyer, Buyer shall be relieved under this Article from its obligation to accept any portion or all deliveries form Seller based upon the quantity of Seller’s coal scheduled for delivery under this Agreement during the period over which such force majeure event or occurrence exists or existed.
     Seller shall furnish Buyer a monthly statement by the fifteenth (15th) day of the calendar month setting force the amount of tonnage not shipped because of force majeure causes asserted during the preceding calendar month, and shall inform Buyer in writing on a weekly basis during the duration of such force majeure event as to the progress of the alleviation thereof.
     Nothing herein contained shall be construed as requiring Seller or Buyer to accede to any demands of labor, or labor unions, or suppliers, or other parties which Seller or Buyer considers unacceptable.
ARTICLE XIII
WARRANTIES AND DEDICATION
     In addition to all other warranties and representations made by Seller in this Agreement, Seller represents and warrants that (i) Seller has sufficient reserves of coal as defined in Exhibit 1 to satisfy the quantity and quality provisions of this Agreement during the original term hereof, including, but not limited to any elections of Buyer as to quantity under Article II, Section 1; (ii) Seller is or will be, at the time specified for the first delivery of coal hereunder, in good faith compliance with all laws and regulations regarding the mining and sale of coal (notices and orders issued under the Federal Coal Mine Health and Safety Act and State and Federal Reclamation Acts excepted); and (iii) Seller has filed or will have filed in a timely manner to have obtained by said time all licenses, permits, certificates, and other documents necessary for it to fulfill its obligations hereunder. Seller shall furnish, within thirty (30) days of Buyer’s request, which Buyer may make from time to time and at any time, to Buyer a statement indicating the amount of reserves that remain to fulfill the quantity and quality requirements of this Agreement.
     Seller covenants that it will, and does hereby, dedicate to this Agreement such quantity of said coal reserves and appurtenant facilities as is required for the full performance of Seller’s obligations hereunder during the original term (including Buyer’s options of quantity) and that Seller will not sell nor contract to sell to others nor take for its own use coal from said reserves in such quantity and quality as to jeopardize its ability to deliver the total quantity and quality of coal called for by this Agreement. Nothing in this Article XIII shall be construed as preventing Seller from mining and selling coal from said reserves to others nor from utilizing said facilities provided Seller complies with the foregoing provisions with respect thereto.
ARTICLE XIV
BUYER’S RIGHT TO MARKET COAL WITH ORIGIN WEIGHTS AND ANALYSES
     Buyer reserves the right, at any time, and from time to time, at its sole discretion to sell to any person, firm, or corporation whether or not associated or affiliated with Buyer any or all coal purchased by Buyer under this Agreement where origin weights and analyses by Seller apply.
     In the event of any such sales by Buyer, and Buyer does not sample, analyze, and weigh said coal, Seller’s analyses and weights shall govern for the purpose of payment to Seller, subject to Buyer’s right, at Buyer’s sole risk and expense, to examine Seller’s sample, analyses, and weight records and to have representatives present when Seller performs the sampling, analyses, and weighing; provided, that in the event that Buyer challenges in writing the accuracy of the sampling, analyses, or weights of Seller, then buyer shall have all of the rights and obligations of “Seller” pursuant to Article III, Section 5 and Article VIII of this Agreement, and Seller shall have all of the rights and obligations of “Buyer” under such provisions.

ARTICLE XV
[Intentionally blank]
ARTICLE XVI
GOVERNMENT COMPLIANCE CERTIFICATE
Seller hereby agrees that it does, and for the term of this Agreement will, comply with the duties of “SELLER” under the “Government Contractor Compliance Certificate,” attached hereto and hereby made a part hereof marked Exhibit 3.
ARTICLE XVII
EMPLOYEE INTEREST
     Seller represents to Buyer that Seller has not given and will not give, directly or indirectly, anything of value to any employee or other representative of Buyer or its subsidiaries or affiliates with the view of securing this Agreement or obtaining favorable treatment with respect to the performance of this Agreement. If such representation is untrue, or becomes untrue, Buyer shall have the right to terminate this Agreement, to sue for damages, and to take such other action as may be provided by law. If Seller obtains knowledge at any time that any such employee has a direct or indirect interest in Seller or its affiliates, it will immediately inform Buyer of such fact.
ARTICLE XVIII
WAIVER AND LIMITATION OF DAMAGES
     Section 1. The failure of any party to insist in any one or more instances upon strict performance of any of the provisions of this Agreement or to take advantage of any of its rights hereunder shall not be construed as a future waiver of any such provisions or the relinquishment of any such rights, but the same shall continue and remain in full force and effect for the term of this Agreement.

     Section 2. Neither Seller nor Buyer shall be liable for any special, incidental, or consequential damages which exceed, in the aggregate, twenty-five million dollars ($25,000,000.00) for the entire term of this Agreement.
ARTICLE XIX
[Intentionally blank]
ARTICLE XX
[Intentionally blank]
ARTICLE XXI
CONFIDENTIALITY
     The parties and their agents or representatives who, by this Agreement or otherwise, obtain any documents or other information relative to this Agreement, shall, except for the acceptable disclosure of information to other affiliated companies which shall also keep the same confidential, keep confidential the terms and conditions of this Agreement, the transactions provided for herein, and any such documents or other information unless readily ascertainable from public information or sources, requested by a regulatory commission, or required by law to be disclosed.
ARTICLE XXII
FINALITY
     This Agreement is intended as the final, complete, and exclusive statement of the terms of the Agreement between the parties. The parties agree that parol or extrinsic evidence may not be used to vary or contradict the express terms of this Agreement. This Agreement shall not be amended or modified and no waiver of any provision hereof shall be effective, unless set forth in a written instrument authorized and executed with the same formality as this Agreement.

     The titles of the articles and sections of this Agreement have been inserted as a matter of convenience for reference only.
ARTICLE XXIII
GOVERNING LAW
     This Agreement shall be construed, enforced, and performed in accordance with the laws of the State of West Virginia.

EXHIBIT 1

Revision Effective November 1, 1995
SELLER’S PRODUCTION SOURCE(S), RESERVES OF COAL, APPROVED RAIL
SHIPPING ORIGIN(S), AND APPROVED BARGE SHIPPING ORIGIN(S)
     The production source(s) and reserves of coal to which reference is made to in Section 1 of Article III and in Article XIII, respectively, consist of the following:
Sources and Reserves of Coal for Specification “A” Coal:
1)	Big Mountain Complex (as depicted on the map attached hereto and hereby made a part hereof) extracting the reserves consisting of the Kittanning, Coalburg, Stockton, Dorothy, Chilton, and Hernshaw seams of coal in Boone County, West Virginia.
2)	Colony Bay Mine (as depicted on the map attached hereto and hereby made a part hereof) extracting the reserves consisting of the Kittanning, Coalburg, and Stockton seams of coal in Boone County, West Virginia.
3)	Rocklick Complex (as depicted on the map attached hereto and hereby made a part hereof) extracting the reserves consisting of the Winifrede, Hernshaw, and No. 2 Gas seams of coal in Boone County, West Virginia.
4)	Wells Complex (as depicted on the map attached hereto and hereby made a part hereof) extracting the reserves consisting of the Powellton, No. 2 Gas, and Eagle seams of coal in Boone County, West Virginia.
5)	Harris Mine (as depicted on the map attached hereto and hereby made a part hereof) extracting the reserves consisting of the Eagle and No. 2 Gas seams of coal in Boone County, West Virginia.
6)	Robin Hood Complex (as depicted on the map attached hereto and hereby made a part hereof) extracting the reserves consisting of the Dorothy, Williamson, Chilton, and Kittanning seams of coal in Boone County, West Virginia.
7)	NuEast Mine (as depicted on the map attached hereto and hereby made a part hereof) extracting the reserves consisting of the Kittanning, Clarion, Stockton, Coalburg, Winifred, No. 2 Gas, Powellton, and Eagle seams of coal in Kanawha, Fayette, and Boone Counties, West Virginia.
8)	Cook Mountain Reserve (as depicted on the map attached hereto and hereby made a part hereof) extracting the reserves consisting of the Kittanning, Stockton-Lewiston, and Coalburg seams of coal in Boone County, West Virgina.

EXHIBIT 1

Revision Effective May 1, 1996
SELLER’S PRODUCTION SOURCE(S), RESERVES OF COAL,
APPROVED RAIL SHIPPING ORIGIN(S), AND
APPROVED BARGE SHIPPING ORIGIN(S)
Approved Rail Shipping Origin(s) for Specification “A” Coal:

Facility	Origin rail Station	OPSL No.
Big Mountain Wells Rocklick Colony Bay Harris Robin Hood Cook Mountain Cook Mountain	Prenter, WV Wells Prep Plant, WV Lick, WV Wharton, WV Harris, WV Robin Hood, WV Wells Prep Plant, WV Robin Hood, WV	CSXT 64790 CSXT 65275 CSXT 65288 CSXT 65285 CSXT 65289 CSXT 65325 CSXT 65275 CSXT 65325

Exhibit 2
WEST VIRGINIA SEVERANCE TAX
     Whenever there is any change in the Base Price or a change in the West Virginia Severance Tax Rate, a new West Virginia Severance Tax subcomponent shall be calculated and the Base Price shall be adjusted to reflect such change in accordance with the following:

T =	R x 1 — R	BPE
where:
T =	Revised West Virginia Severance Tax Subcomponent

R =	The Statutory West Virginia Severance Tax Rate

BPE =	The Current Base Price, excluding the West Virginia Severance Tax subcomponent

Exhibit 3
Government Compliance Certificate